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                                   GALE ISLAND, LLC
                           601 CARLSON PARKWAY   SUITE 200
                             MINNETONKA, MINNESOTA  55305

                                   February 5, 1998

To Holders of Series A Convertible Preferred Stock of Hills Stores Company

Dear Shareholder:

     We are pleased to enclose with this letter the offer (the "Offer") by Gale Island, LLC (the "Purchaser") to pay $3.25 for each share of Series A Convertible Preferred Stock, par value $0.10 per share (the "Shares") of Hills Stores Company, a Delaware corporation (the "Company"), less the amount per Share of distributions declared or made and any redemption of Shares declared or made with respect to each Share between January 1, 1998 and the close of business, Eastern Time on the date of payment for the Shares (the "Purchase Price"). The Offer is for up to 46,000 Shares, representing approximately 5.4% of the Shares outstanding on the date of the Offer. If more than 46,000 Shares are tendered, Shares will be accepted on a pro rata basis.

PLEASE UNDERSTAND THAT THE PURCHASER IS NOT AN AFFILIATE OF THE COMPANY

     The Offer will provide you with an opportunity to sell your Shares for $3.25 per Share, net to you in cash, WITHOUT BROKERAGE COMMISSIONS OR OTHER TRANSACTION COSTS generally associated with market sales.

     If you wish to sell some or all of your Shares now, please read carefully the enclosed Offer to Purchase and the Agreement of Transfer and Sale. All you need to do is complete the Agreement of Transfer and Sale in accordance with the instructions provided therein, sign where indicated, and return it to the Purchaser, in the pre-addressed return envelope or by facsimile to (612) 475-7328. If you desire to accept this Offer, please carefully follow the instructions on the Agreement of Transfer and Sale. Errors will delay and possibly prevent acceptance of your tender of the Shares.

     Except as indicated above, no other action on your part is required. This Offer will expire at 12:00 midnight, Eastern Time, on March 11, 1998, unless extended.

     If you have any questions or need assistance in completing the Agreement of Transfer and Sale, please call the Purchaser at 1-800-547-0854.

                              Very truly yours,

                              GALE ISLAND, LLC